June 29, 2006

VIA EDGAR AND US MAIL

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, NW

Washington, DC 20549

Attention:	Larry Spirgel
Assistant Director

Re:	Sirius Satellite Radio Inc. Form 10-K for the fiscal year ended December 31, 2005

Dear Mr. Spirgel:

We hereby acknowledge receipt of the comment letter dated May 31, 2006 (the “Comment Letter”) from the staff of the Securities and Exchange Commission (the “Staff”) concerning the above captioned Form 10-K for the fiscal year ended December 31, 2005 (the “Form 10-K”).

We are submitting this letter in response to the Comment Letter. For your convenience, we have included your original comments in bold followed by our responses.

Form 10-K for the fiscal year ended December 31, 2005

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Metrics, page 27

1.

We refer to your presentation of "adjusted loss from operations." Your use of this measure is unclear to us. In this regard, we note that your table on page 27 currently presents a liquidity measure, net cash used in operations, as a comparable financial measure however, you reconcile your non-GAAP measure to loss from operations. Please revise to:

•	Label this measure as non-GAAP.
•	Clearly disclose whether it is considered a measure of operating performance or a measure of liquidity.
•	Provide a presentation of the most directly comparable financial measure calculated and presented in accordance with GAAP.
•	Provide a reconciliation of the differences between this measure with the most directly comparable financial measure or measures calculated and

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presented in accordance with GAAP.

We believe that the most directly comparable financial measure calculated and presented in accordance with GAAP to adjusted loss from operations is loss from operations. A reconciliation of the difference between this non-GAAP measure and loss from operations is clearly presented in footnote (5) in our metrics table. We believe it is appropriate to reconcile adjusted loss from operations to loss from operations because adjusted loss from operations does not make adjustments for items that are not included in loss from operations.

We use “adjusted loss from operations” as a measure of operating performance. In all future annual and quarterly SEC filings, we will clearly disclose this fact and label adjusted loss from operations in our metrics table as a non-GAAP measure. We will also present loss from operations as a line item in our metrics table.

2.

If "adjusted loss from operations" is considered a measure of operating performance, it is generally not appropriate to exclude "depreciation" and "equity granted to third parties and employees," since these charges are recurring. We refer you to Item 10 of Regulation S-K and Question 8 of our Frequently Asked Questions document on non-GAAP measures which is available on our website at: <http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm>. If you present a non-GAAP measure that excludes these recurring charges, you must provide detailed disclosures why management believes a performance measure that excludes these recurring charges is useful. Your discussion should, at a minimum, disclose the following:

•	the manner in which management uses the non-GAAP measure to conduct or evaluate the business;
•	the economic substance behind management's decision to use such a measure;
•	the material limitations associated with the use of the non-GAAP measure as compared to the use of the most directly comparable GAAP measure, net income (loss); and
•	the manner in which management compensates for these limitations when using the non-GAAP financial measure.

Revise your presentation as appropriate.

We believe adjusted loss from operations provides meaningful supplemental information regarding our operating performance. We will revise our disclosure in future annual and quarterly SEC filings to incorporate the following:

We believe adjusted loss from operations is useful to investors, along with other financial GAAP measures (such as revenues, loss from operations and net loss), to compare our operating performance to other communications, entertainment and media companies. We believe that investors use current and projected

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adjusted loss from operations to estimate our current or prospective enterprise value and make investment decisions. This metric provides investors with a means to compare operating results exclusive of depreciation and equity granted to third parties and employees expense. We believe this is useful given the significant variation in depreciation expense that can result from the amount and timing of capital expenditures and potential variations in estimated useful lives as compared to other companies and the significant variation in equity granted to third parties and employees expense that can result from changes in the fair market value of our common stock.

Adjusted loss from operations excludes the effects of depreciation and equity granted to third parties and employees expense. As a result, if investors wanted to compare our operating results with the effects of these costs, they would need to refer to loss from operations as disclosed in our consolidated statements of operations. Since adjusted loss from operations is a non-GAAP financial measure, our calculation of adjusted loss from operations may be susceptible to varying calculations; may not be comparable to other similarly titled measures of other companies; and should not be considered in isolation or as a substitute for measures of financial performance prepared in accordance with GAAP.

3.

We refer to your reconciliation of "adjusted loss from operations" to "loss from operations." If you determine that your measure is a measure of operating performance, you must reconcile it to the most closely comparable GAAP measure of operating performance: net loss. As such, do not reconcile it to loss from operations. Please see Question 15 of our Frequently Asked Questions document regarding the use of non-GAAP financial measures and revise your filings accordingly.

Question 15 of the SEC’s Frequently Asked Questions, which addresses the use of non-GAAP financial measures, indicates that EBIT and EBITDA should be reconciled to net income (or net loss) in lieu of operating income (or loss from operations) because EBIT and EBITDA make adjustments for items that are not included in operating income (or loss from operations). Contrary to the example in Question 15, our adjustments are included in loss from operations. As such, we believe it is appropriate to reconcile adjusted loss from operations to loss from operations because adjusted loss from operations does not make adjustments for items that are not included in loss from operations.

4.

We refer to your presentation of ARPU. Please disclose all of the related components necessary to calculate the measure and provide the calculation as a footnote to the table. Further, disclose why net advertising revenues are included in the calculation.

We define ARPU as average monthly revenue per subscriber. Net advertising revenue is included in the calculation because it is driven, in part, by the growth of our subscriber base, which increases the attractiveness of purchasing advertising spots on SIRIUS channels. We will disclose all the related components necessary to calculate ARPU and provide the calculation as a footnote to the table in the Form 10-Q for the three and six months ended June 30, 2006 and 2005 and future annual and periodic filings. The form of this footnote is set forth below:

(2) ARPU is derived from total earned subscriber revenue and net advertising revenue divided by the daily weighted average number of subscribers for the period. ARPU is calculated as follows:

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	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2006	2005	2006	2005

Subscriber revenue	$	$	$	$
Net advertising revenue
	$	$	$	$
Daily weighted average number of subscribers
ARPU	$	$	$	$

5.	We refer to your "SAC per gross subscriber addition." Please disclose all of the related components necessary to calculate the measure and provide the calculation as a footnote to the table.

We will disclose all the related components necessary to calculate SAC per gross subscriber addition and provide the calculation as a footnote to the table in the Form 10-Q for the three and six months ended June 30, 2006 and 2005 and future annual and periodic filings. The form of this footnote is set forth below:

(3) SAC per gross subscriber addition is derived from total SAC, excluding equity granted to third parties and employees, and margins from the direct sale of SIRIUS radios and accessories divided by the number of gross subscriber additions for the period. SAC per gross subscriber addition is calculated as follows:

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2006	2005	2006	2005

SAC	$	$	$	$
Less: equity granted to third parties and employees
Add: margin from direct sale of SIRIUS radios and accessories
	$	$	$	$
Gross subscriber additions
SAC per gross subscriber addition	$	$	$	$

Liquidity and Capital Resources, page 40

6.	Tell us in detail about your other long-term assets account and why you believe it is appropriate to present the changes as operating cash flows in your statement of cash flows.

Other long-term assets primarily consist of debt issuance costs, long-term prepaid programming costs and the long-term portion of the asset recorded for the value of shares of common stock granted to the NFL upon signing a seven-year agreement with the NFL in January 2004. The change in other long-term assets in the cash flow statement primarily represents the amortization to expense of long-term prepaid programming.

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Changes in debt issuance costs and the NFL granted equity are recorded as interest expense and equity granted to third parties, respectively, and are included as adjustments to reconcile our net loss to net cash used in operating activities.

Item 9. Controls and Procedures_page 47

7.

We note your disclosure that "[t]here were no significant changes in the Company's internal controls or in other factors that could significantly affect internal controls subsequent to this evaluation." Item 308(c) of Regulation S-K requires the disclosure of any change in your internal control over financial reporting identified in connection with an evaluation thereof that occurred during your last fiscal quarter (or your fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please confirm for us supplementally that there was no change in your internal control over financial reporting that occurred during your fourth fiscal quarter in 2005 that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting, and provide the disclosure required by Item 308(c) of Regulation S-K in future filings.

We confirm to the Staff that there was no change in our internal control over financial reporting that occurred during the fourth fiscal quarter in 2005 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. We will make the disclosures required by Item 308(c) of Regulation S-K in future filings.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Cash Flows, page F-8

Subscriber Acquisition Costs, page F-13

8.

We note that subsidies paid to radio manufacturers and automakers are expensed upon shipment or installation. Provide us with more specific details of these payments and why you believe they should be presented in subscriber acquisition costs. Refer to your basis in the accounting literature.

We believe it is common practice for companies that provide content to their customers to subsidize a portion of the cost of hardware to facilitate the sale and to effectively reduce the price to subscribers due to the fact that the initial costs to produce hardware technology are typically high until economies of scale are reached. Over time, as the economies of scale are reached, the hardware costs decline, as do the corresponding subsidies. As such, we provide subsidies to entities that manufacture and distribute Satellite Ready Radios. These subsidies are designed to ensure that Satellite Ready Radios are available to subscribers of the SIRIUS service and are considered to be a component of the costs incurred to acquire a subscriber and therefore have been classified as subscriber acquisition costs in operating expenses.

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We have evaluated our subsidy payments to radio manufacturers and automakers with respect to EITF Issue No. 01-9, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products).” EITF Issue No. 01-9 defines a reseller as “any entity that purchases another vendor’s products for resale, regardless of whether that entity is a distributor or wholesaler, a retailer, or other type of reseller.” Our radio manufacturing and automaker partners do not purchase and resell the SIRIUS service and we do not derive revenue from the sale of Satellite Ready Radios by the radio manufacturers and automakers. As a result, we do not consider radio manufacturers and automakers to be resellers; therefore, we do not believe the requirements set forth in EITF Issue No. 01-9 apply to the transactions with radio manufacturers and automakers. Radio manufacturers sell Satellite Ready Radios to other third parties (such as automakers, retailers and dealers), which facilitate the sale of the SIRIUS service, acting as agents on our behalf. This relationship is more closely aligned with the guidance and principles of EITF Issue No. 99-19.

We also refer you to SEC comment letters, and our corresponding responses, issued in April and May 2002 on our Form 10-K for the fiscal year ended December 31, 2001. A similar comment was addressed at that time in connection with the SEC’s review. The only difference between our responses in 2002 and our response today is that the subsidies are no longer included in sales and marketing expense but rather have been included in subscriber acquisition costs as a separate line item disclosure. We believe this change has provided greater transparency on the face of our financial statements.

Advertising Costs, page F-13

9.

We note your reimbursement to retailers for the cost of advertising and other product awareness activities. Provide us with more details of these payments and tell us how you comply with EITF 01-9 when determining the classification of these payments in the income statement.

Advertising and other product awareness activities include, but are not limited to, creating and implementing point of purchase display programs, installing in-store antennas and Satellite Ready Radios to demonstrate the product, installing in-store signage, national advertising and training of sales associates.

We have evaluated the reimbursement to retailers for the cost of advertising and other product awareness activities with respect to EITF Issue No. 01-9. EITF Issue No. 01-9 defines a reseller as “any entity that purchases another vendor’s products for resale, regardless of whether that entity is a distributor or wholesaler, a retailer, or other type of reseller.” Retailers and dealers do not purchase and resell the SIRIUS service. They sell Satellite Ready Radios for which we do not derive any revenue. As a result, we do not consider retailers and dealers to be resellers; therefore we do not believe the requirements set forth in EITF Issue No. 01-9 apply to our transactions with retailers and dealers. Retailers and dealers facilitate the sale of the SIRIUS service, acting as agents on our

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behalf. This relationship is more closely aligned with the guidance and principles of EITF Issue No. 99-19.

The sale of a Satellite Ready Radio by retailers and dealers to a consumer is a distinct and separate transaction from acquiring a subscriber for which we derive revenue for the service. We do not receive any payments from the retailers and dealers associated with providing the SIRIUS service and advertising and promotional costs are not contingent upon whether the consumer subscribes. As such, these costs are recorded as incurred to sales and marketing expense.

We also refer you to SEC comment letters, and our corresponding responses, issued in April, May and June 2002 on our Form 10-K for the fiscal year ended December 31, 2001. A similar comment was addressed at that time in connection with the SEC’s review.

We acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If there is any additional information or material that we might provide to assist the Staff’s review of this response letter please call me at (212) 584-5170.

Sincerely, /s/ DAVID J. FREAR

David J. Frear
Executive Vice President and Chief Financial Officer

cc:	Patrick L. Donnelly Esq.
Executive Vice President and General Counsel